May 22, 2025

Matthew Walker
Chief Executive Officer
Tejon Ranch Co.
P.O Box 1000
Lebec, California 93243

       Re: Tejon Ranch Co.
           Registration Statement on Form S-3
           Filed May 16, 2025
           File No. 333-287361
Dear Matthew Walker:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Ari Lanin, Esq.